Exhibit (a)(1)(F)

FOR IMMEDIATE RELEASE

For more information, contact:

Extreme Networks, Inc.
Investor Relations	Public Relations
(408) 579-3030	(408) 579-3483

investor_relations@extremenetworks.com

gcross@extremenetworks.com

EXTREME NETWORKS ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

TO REPURCHASE $100 MILLION OF STOCK

SANTA CLARA, Calif., September 15, 2008 – Extreme Networks, Inc. (Nasdaq: EXTR) today announced the preliminary results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m. New York time on September 12, 2008.

Based on the preliminary analysis by the depositary, an aggregate of 45,695,983 shares were properly tendered and not withdrawn, including approximately 12,317,587 shares that were tendered through notice of guaranteed delivery, at prices at or below $3.70 per share. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, Extreme Networks® expects to accept for payment an aggregate of 28,571,428 shares of its common stock at a purchase price of $3.50 per share. The percentage of outstanding shares repurchased, and the number of shares to be outstanding after payment for the tendered shares will be disclosed following completion of the tender.

The dealer manager for the tender offer was Goldman, Sachs & Co. and the information agent was MacKenzie Partners, Inc.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated August 11, 2008, filed with the Securities and Exchange Commission on August 11, 2008, as amended on September 9, 2008.

The number of shares to be purchased in the tender offer and the price per share are preliminary. The determination of the final number of shares to be purchased is subject to confirmation by the depositary of the proper delivery of the shares properly tendered and not withdrawn. The actual number of shares properly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest. Extreme Networks intends to fund the payment for shares from available cash.

All questions regarding the tender offer may be directed to MacKenzie Partners, Inc. by telephone at (800) 322-2885 (toll-free), or in writing to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016.

Extreme Networks, Inc.

Extreme Networks designs, builds, and installs Ethernet infrastructure solutions that help solve the toughest business communications challenges. The company’s commitment to open networking sets us apart from the alternatives by delivering meaningful insight and unprecedented control to applications and services. Extreme Networks believes that openness is the best foundation for growth, freedom, flexibility and choice. The company focuses on enterprises and service providers who demand high performance, converged networks that support voice, video and data over a wired and wireless infrastructure. For more information, visit: http://www.extremenetworks.com.

Extreme Networks is either a registered trademark or a trademark of Extreme Networks, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, references to the number of shares of Extreme Networks’ common stock to be purchased, the price at which such shares will be purchased and the anticipated number of shares outstanding immediately following payment for the tendered shares. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, or the price at which shares are ultimately purchased to differ materially from the number and amount expressed in the forward-looking statements in this press release. More information about potential factors that could affect Extreme Networks is included in our filings with the SEC, including without limitation, under the captions: “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.” Except as otherwise required by applicable law, Extreme Networks does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

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